

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2020

Matthew J. Murphy
Chief Executive Officer
MARVELL TECHNOLOGY GROUP LTD
Canon's Court
22 Victoria Street, Hamilton HM 12, Bermuda

**Re: MARVELL TECHNOLOGY GROUP LTD**
  **Registration Statement on Form S-3**
  **Filed March 23, 2020**
  **File No. 333-237335**

Dear Mr. Murphy:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Stewart McDowell